FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For 06 November 2002

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                (Translation of registrant's name into English)

                              Gustav Mahlerlaan 10
                               1082 PP Amsterdam
                                The Netherlands

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F [X]           Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]           No [X]

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.


                               INDEX TO EXHIBITS


Item
----
1.       Press release entitled, "ABN AMRO reports third quarter 2002 results:
         Good overall performance despite difficult market conditions", dated 04 November 2002.


The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ABN AMRO HOLDING N.V.


Date:  November 04, 2002                  By: /s/ R.W.J. Groenink
                                              ---------------------------------
                                          Name:   R.W.J. Groenink
                                          Title:  Chairman of the Managing Board


                                          By: /s/ T. de Swaan
                                              ---------------------------------
                                          Name:   T. de Swaan
                                          Title:  Member of the Managing Board


                                          ABN AMRO BANK N.V.


Date:  November 04, 2002                  By: /s/ R.W.J. Groenink
                                              ---------------------------------
                                          Name:   R.W.J. Groenink
                                          Title:  Chairman of the Managing Board


                                          By: /s/ T. de Swaan
                                              ---------------------------------
                                          Name:   T. de Swaan
                                          Title:  Member of the Managing Board

                                                                         ITEM 1


[GRAPHIC OMITTED] ABN-AMRO

Further information can be obtained from:     This press release is also available on the internet:
Press Relations    : +31 20 6288900           -  http://www.abnamro.com/pers (Dutch version)
Investor Relations : +31 20 6287835           -  http://www.abnamro.com/pressroom (English version)

IR/Press Release

                                                     Amsterdam, 4 November 2002

ABN AMRO reports third quarter 2002 results:
Good overall performance despite difficult market conditions

Third quarter 2002 performance (compared to the second quarter of 2002)
o Revenues lower, affected by adverse currency movements and difficult markets (-8.5%)
o    Operating expenses down driven by stringent cost control (-9.8%)
o    Operating result consequently lower (-5.4%)
o    Provisions substantially lower (-42.0%)
o    Net profit up 10.7%
o    Efficiency ratio has further improved by 1.0% to 69.5%
o BIS tier 1 ratio at 7.00% despite substantial depreciation of the Brazilian real

Chairman's statement

"Overall performance in the third quarter was good, despite the negative impact of currencies and difficult market conditions. Measures taken during the course of the year and cost reductions associated with restructuring are beginning to have a substantial impact on our expense base.

The market conditions continue to be challenging; as such, we do not expect any improvement for the remainder of the year. However, given the resilience of the various businesses in which we operate and our performance to date, we are on course to achieving our goals as stated in the outlook for the year (given in February)."

(in millions of euros)                                          quarterly                                     nine months
                                       ---------------------------------------------------------------------------------------------
                                        Q3 2002      Q2 2002    % change    Q3 2001    % change      2002         2001      % change
                                       ---------------------------------------------------------------------------------------------
Operating result                         1,319        1,394       (5.4)      1,218         8.3       4,061       3,784         7.3
Provisioning for loan losses               338          583      (42.0)        308         9.7       1,311         828        58.3
Operating profit before taxes              958          773       23.9         858        11.7       2,704       2,898        (6.7)
Extraordinary result, net                                                                             (205)        962
Net profit                                 591          534       10.7         476        24.2       1,522       2,792       (45.5)
Net profit excl. extraordinary result      591          534       10.7         476        24.2       1,727       1,830        (5.6)
Earnings per share excl. extraord. res.   0.37         0.34        8.8        0.30        23.3        1.09        1.19        (8.4)
(in euros)
Efficiency ratio                          69.5%        70.5%                  73.9%                   70.6%       73.2%

                                       30 Sep 02   30 Jun 02    % change   30 Sep 01    % change   30 Sep 02   31 Dec 01    % change
(in billions of euros)                 ---------------------------------------------------------------------------------------------
Total assets                             604.6        607.5       (0.5)      597.7         1.2       604.6       597.4         1.2
Group capital                             30.9         31.3       (1.3)       32.7        (5.5)       30.9        34.0        (9.1)
Risk-weighted assets                     252.1        250.5        0.6       274.2        (8.1)      252.1       273.4        (7.8)

BIS tier 1 ratio                          7.00%        7.15%                  6.47%                   7.00%       7.03%
BIS capital ratio                        10.87%       10.80%                 10.10%                  10.87%      10.91%

ABN AMRO GROUP

(in millions of euros)                                          quarterly                                     nine months
                                       ---------------------------------------------------------------------------------------------
                                        Q3 2002      Q2 2002    % change    Q3 2001    % change      2002         2001      % change
                                       ---------------------------------------------------------------------------------------------
Net interest revenue                     2,421       2,499        (3.1)      2,539        (4.6)      7,581       7,461         1.6
Revenue from securities and part.           58         102       (43.1)         81       (28.4)        264         350       (24.6)
Net commissions                          1,099       1,220        (9.9)      1,268       (13.3)      3,525       3,908        (9.8)
Results from financial transactions        347         384        (9.6)        340         2.1       1,052       1,246       (15.6)
Other revenue                              398         519       (23.3)        446       (10.8)      1,369       1,143        19.8
                                         -----       -----                   -----                   -----       -----
Total revenue                            4,323       4,724        (8.5)      4,674        (7.5)     13,791      14,108        (2.2)
Operating expenses                       3,004       3,330        (9.8)      3,456       (13.1)      9,730      10,324        (5.8)
                                         -----       -----                   -----                   -----       -----
Operating result                         1,319       1,394        (5.4)      1,218         8.3       4,061       3,784         7.3
                                         =====       =====                   =====                   =====       =====

Efficiency ratio                          69.5%       70.5%                   73.9%                   70.6%       73.2%

In the context of difficult economic and markets conditions, the overall performance of the group during the third quarter of the year was good. Furthermore, adverse currency movements had a material impact on the performance of the group during the quarter. However, cost control and the resultant substantial reduction in expenses is the defining feature of the third quarter.

Overall revenues for the group declined by 8.5% to EUR 4,323 mln during the third quarter compared to the second quarter of this year; relative to the corresponding period in 2001, revenues were down by 7.5%. Adjusted for negative impact of currencies, revenues were down 4.5%. The decline was particularly pronounced in two areas - Revenues from Securities and Participations (43.1%) and in Other Revenues (23.3%). Continuing weak market conditions have led to the decline in revenues from Securities and Participations while other revenues were affected by a lower contribution from mortgage servicing rights (MSR) in the United States. Net interest for the group was down by 3.1% in the third quarter despite an increase in contribution from Wholesale Clients SBU (WCS) of 6.1%. The decline was largely in Consumer & Commercial Clients SBU (C&CC) due to the impact of currency depreciation in Brazil and lower contributions from the United States. Revenues related to financial transactions were lower (9.6%) primarily due to mark to market adjustments in the Private Equity portfolio (EUR 92 mln) in WCS. Revenues generated by Private Clients were stable during the quarter at EUR 220 mln while Asset Management registered a decline (16.1%) due to the aforementioned difficult market conditions.

Operating expenses for the group fell by 9.8% to EUR 3,004 mln during the third quarter of the year (allowing for currency movements the decline would have been 5.8%). Compared to the third quarter expenses were down 13.1%. It is noteworthy that the fall in expenses in the third quarter was driven by a decline in all three SBUs (Strategic Business Units) and not just WCS (6.3%). Compared to the second quarter expenses were down 12.3% in C&CC driven largely by the 8.6% fall in the Netherlands and 9.3% fall in the United States, and a 22.7% fall in Brazil. The decline in Brazil was in part due to measures taken during the quarter to bring costs down and in part due to the 28% average depreciation of the Brazilian real against the euro.

Against the backdrop of one of the strongest operating performance in the history of the bank in the second quarter, operating result for the third quarter declined by 5.4% to EUR 1,319 mln (adjusted for currency impact operating results would have decreased by 1.4%). However, compared to the third quarter of 2001, operating results were up 8.3%. In line with the above, efficiency ratio has further improved by a full percentage point to 69.5%.

The level of provisioning during the quarter declined by 42.0% to EUR 338 mln in line with the original annual provisioning outlook. As such, the second quarter provisioning was substantially affected by corporate defaults due to fraudulent practices (absent in the third quarter). As indicated earlier in the year, we expect the level of provisioning for the year to be slightly higher than EUR 1,600 mln.

The overall quality of assets continues to be satisfactory. The weighted average UCR (Uniform Credit Ratings) in the WCS portfolio, as in the past, remains in the investment grade category. In line with expectations, the asset quality in the SME portfolio has stabilised in the United States, the Netherlands and Brazil. We expect the quality of the Brazilian portfolio to remain relatively stable despite the recent turmoil.

For the quarter ended September 30, risk weighted assets (RWA) have increased by 1.6 bn despite a fall in WCS and C&CC Brazil. The increase was due to the increase in mortgage related assets in the United States which were held over the September end period; as such, it is a function of timing as the assets are held for securitisation in the fourth quarter.

Tier I ratio for the quarter ended 15 bps lower at 7.00% while the total BIS ratios improved by 7bps to 10.87. The deterioration in Tier I ratio was due to the negative impact of the depreciation of the Brazilian real (EUR 505 mln / 12bps). It is noteworthy that during the quarter EUR 125 mln of preferred shares were redeemed. Given the strength and the resilience of our cash flow, the underlying asset quality, the sustained efforts to reduce risk weighted assets and the level of retained earnings, we are confident that the Tier 1 ratio will improve in the fourth quarter.

Cost reductions associated with the restructuring are slightly ahead. To date, total charges against the restructuring provision of EUR 1,100 mln are EUR 872 mln, of which EUR 315 mln were C&CC related, EUR 536 mln by WCS and EUR 21 mln by PCAM.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)                                               quarterly                                  nine months
                                            ----------------------------------------------------------------------------------------
                                             Q3 2002     Q2 2002     % change   Q3 2001     % change     2002       2001    % change
                                            ----------------------------------------------------------------------------------------
Net interest revenue                          1,636       1,724        (5.1)     1,677        (2.4)     5,175      5,116        1.2
Net commissions                                 380         464       (18.1)       463       (17.9)     1,279      1,405       (9.0)
Results from financial transactions              65          43        51.2         62         4.8        197        145       35.9
Other revenue                                   297         466       (36.3)       332       (10.5)     1,131        995       13.7
                                              -----       -----                  -----                  -----      -----
Total revenue                                 2,378       2,697       (11.8)     2,534        (6.2)     7,782      7,661        1.6
Operating expenses                            1,541       1,758       (12.3)     1,739       (11.4)     5,042      5,201       (3.1)
                                              -----       -----                  -----                  -----      -----
Operating result                                837         939       (10.9)       795         5.3      2,740      2,460       11.4
Provisioning for loan losses                    185         232       (20.3)       200        (7.5)       672        596       12.8
Value adjustments to financial fixed assets       4           4                      4                      8          4
                                              -----       -----                  -----                  -----      -----
Operating profit before taxes                   648         703        (7.8)       591         9.6      2,060      1,860       10.8
Taxes                                           155         146         6.2        135        14.8        531        441       20.4
                                              -----       -----                  -----                  -----      -----
Profit after taxes                              493         557       (11.5)       456         8.1      1,529      1,419        7.8
Minority interests                                7           6        16.7         17       (58.8)        20         80      (75.0)
                                              -----       -----                  -----                  -----      -----
Net profit                                      486         551       (11.8)       439        10.7      1,509      1,339       12.7
                                              =====       =====                  =====                  =====      =====

Efficiency ratio                               64.8%       65.2%                  68.6%                  64.8%      67.9%

                                            30 Sep 02  30 Jun 02    % change   30 Sep 01    % change  30 Sep 02  31 Dec 01  % change
                                            ----------------------------------------------------------------------------------------
Staff (fte)                                  71,979      72,593        (0.8)    74,621        (3.5)    71,979     73,736       (2.4)
(in billions of euros)
Total assets                                  246.2       237.5         3.7      229.8         7.1      246.2      242.8        1.4
Risk-weighted assets                          151.0       148.5         1.7      158.9        (5.0)     151.0      158.2       (4.6)

Despite deteriorating global economic conditions and a significant depreciation of the Brazilian real against the Euro, the performance of Consumer & Commercial Clients (C&CC) was relatively good in the third quarter of the year.

Revenues for the quarter declined by 11.8% to EUR 2,378 mln, however it must be seen in the context of an extraordinary strong second quarter. Relative to the third quarter of the preceding year, revenues declined by 6.2%. Although several factors have contributed to the fall in revenues during the quarter, the two most important elements were - lower level of contribution from the MSRs and a decline in commission income. The decline in contribution from MSR is a direct and immediate consequence of the lower rates towards the end of the quarter. The fall in commission income was due to difficult equity market conditions and resultant lower level of activity.

Expenses during the quarter fell by 12.3% to EUR 1,541 mln. Compared to the third quarter of last year, expenses were down by 11.4%. The decline in expenses were driven by a number of factors - depreciation of the Brazilian real against the Euro and all round good cost control in the United States, Brazil and the Netherlands.

In line with revenues and expenses, operating result declined by 10.9% to EUR 837 mln. However, operating result has improved by 5.3% (EUR 42 mln) compared to the third quarter of last year. The level of provisioning also fell during the quarter by 20.3% to EUR 185 mln - as such, it is a reflection of the stabilisation of the SME portfolio in all three home markets and the preponderance of mortgages in the C&CC portfolio. The tax charge for the quarter increased by 6.2% to EUR 155 mln. Consequently, profit after tax were EUR 493 mln or lower by 11.5%.

Notwithstanding the above, efficiency ratio has improved by 0.4% to 64.8%.

Business Unit Netherlands (please refer to appendix 4)

After a robust increase in revenues in the second quarter, overall revenues have declined by 8.5% during the quarter to EUR 740 mln. Although revenues have declined in all categories, it was particularly pronounced in commission related income and in net interest income. The fall in commission income of 9.4% or EUR 16 mln was due to lower level of market activity in the summer and a deterioration in the equity market conditions during the quarter. The fall in interest income of 4.9% or EUR 29 mln was in part due to retroactive adjustment (EUR 13 mln) in the second quarter and in part due to seasonal fluctuations. The underlying trend, however, remains strong.

Although the conversion of the remaining branches into bankshops and advisory centres have continued during the quarter, operating expenses declined to EUR 627 mln or 8.6% compared to the preceding quarter. Expenses were down across all categories - with a significant drop in staff costs of EUR 25 mln during the quarter. Compared to the same period last year, staff costs were lower by EUR 61 mln or 14.2%. The number of FTEs (full-time equivalents) fell by more than 1,300 during the quarter.

In line with the aforementioned developments, operating result for the quarter declined by 8.1% to EUR 113 mln. The level of provisioning, however, fell by 28.1% to EUR 23 mln and taxes were flat compared to the preceding quarter at EUR 27 mln. Consequently, net profit after tax remained unchanged at EUR 59 mln.

Update on the restructuring programme in the BU NL

The implementation of the restructuring programme is on track. The total number of branches closed to date is 246. In the third quarter 7 more branches were closed against the target of 10 over a six month period. The objective is to close an additional 5 branches in the fourth quarter. In accordance with the new service concept, the conversion of existing branches into bankshops and advisory centres has continued unabated. In the third quarter an additional 115 branches were converted, bringing the total to 355 branches and 52 advisory centres.

About 70% of the employees who have opted for the voluntary departure scheme have left the bank. Departures are expected to continue in the fourth quarter of this year and beginning of next year.

The migration of clients to the multi-channel platform has continued through the third quarter. By the end of September, more than 800,000 clients have signed up for our internet banking offering. As a result of these developments, approx. 27% of all payment and brokerage transactions shifted from more traditional distribution channels to our internet channel.

Business Unit United States (please refer to appendix 4)

The performance of BU United States has continued to be strong during the third quarter of the year. Although revenues have fallen to EUR 1,044 mln or 10.2% compared to the previous quarter - the performance must be seen in the context of a very strong second quarter. As mentioned before, the defining element in the overall development of revenues has been the decline in contribution from MSRs (Mortgage Servicing Rights). The fall in contribution from MSRs was a direct consequence of the lowering of interest rates towards the end of the quarter. The impact of a rate decrease on MSRs contribution is immediate while the pick up in contribution in origination income is slower. As such, it is a matter of timing and we expect the contribution to be evident in the fourth quarter. Adjusted for the one-off sale of MSRs (EUR 51 mln) during the second quarter, revenues were 6.1% lower. The contribution of the commercial loan book has been stable during the quarter; the contribution in itself is a reflection of the continued weakness of the economy and a lower level of liquidity usage by corporates as indicated by the low level of inventory held by corporates.

Operating expenses declined by 9.3% during the quarter to EUR 517 mln. The fall in operating expenses is primarily due to a lower level of mortgage activity at the beginning of the quarter. The efficiency ratio for the quarter increased by half a percentage point to 49.5%.

Provisioning for loan losses fell by 33.1% to EUR 87 mln. The underlying trends are stable and we expect provisions to be in line with the outlook for the year. RWAs for the quarter have increased by EUR 3.9 bn to EUR 68.4 bln. The increase is entirely due to mortgages held over the quarter end date (due for securitisation) - it is, therefore, essentially an issue of timing.

Business Unit Brazil (please refer to appendix 4)

The performance of BU Brazil in the third quarter was very strongly influenced by the 28% average depreciation of the Brazilian real against the Euro and the continuing turmoil in the markets driven by the market's reaction to the presidential elections.

Revenues during the quarter fell by 17.5% to EUR 386 mln. In local currency terms, revenues were up by 12.2%. The growth in revenues was underpinned by a strong growth in net interest income (19.9% in local currency).

Expenses during the quarter fell by 22.7% to EUR 256 mln. However, in local currency terms, expenses were up by 6.3% during the quarter. The increase in expenses is due to higher fixed asset depreciation and an increase in wage costs associated with the collective labour agreement.

As a consequence of the above, the efficiency ratio for the quarter has improved by 4.4% to 66.3%.

The level of provisioning for the quarter was lower by 17.5% to EUR 47 mln. Adjusted for currency movements, provisions were up by 10.5% in local currency. The increase is almost entirely due to a one-off charge related to USD linked car leasing contracts. It is noteworthy that these USD denominated car loans have been fully provisioned. In light of the prevailing economic conditions, we do expect provisioning levels to remain unchanged for the remainder of the year.

The impact of the depreciation on the Brazilian tax position resulted in a tax credit of EUR 42 mln.

In line with the above, net profits have declined by 15.4% to EUR 121 mln. It is noteworthy that in terms of the Brazilian real, profits were up 24.5%.

Business Unit Rest of the world (please refer to appendix 4)

The performance of the remaining retail units, outside of the three home markets, was affected by several one-off factors during the third quarter. Consequently revenues for the quarter fell by 19.1% to EUR 208 mln. The decline in revenues can be attributed to the following - our share in the extraordinary losses related to the restructuring at Capitalia (EUR 21 mln), negative impact of a revaluation of property in Bouwfonds (EUR 10 mln).

Expenses also fell during the quarter by 17.5% to EUR 141 mln. It is noteworthy that expenses fell despite a EUR 10 mln reallocation cost related to France from Private Clients. Provisions for the quarter were up by EUR 15 mln to EUR 28 mln. The increase in provision was due to a loan loss in Belgium.

In line with the above, net profits declined by 70.0% to EUR 18 mln for the quarter.

THE WHOLESALE CLIENTS SBU

(in millions of euros)                                             quarterly                                    nine months
                                           -----------------------------------------------------------------------------------------
                                            Q3 2002     Q2 2002   % change     Q3 2001    % change       2002       2001    % change
                                           -----------------------------------------------------------------------------------------
Net interest revenue                           557         525        6.1         629       (11.4)      1,680      1,728       (2.8)
Net commissions                                455         470       (3.2)        526       (13.5)      1,387      1,642      (15.5)
Results from financial transactions            230         304      (24.3)        292       (21.2)        768      1,139      (32.6)
Other revenue                                   45          56      (19.6)         93       (51.6)        191        179        6.7
                                             -----       -----                  -----                   -----      -----
Total revenue                                1,287       1,355       (5.0)      1,540       (16.4)      4,026      4,688      (14.1)
Operating expenses                           1,081       1,154       (6.3)      1,357       (20.3)      3,498      4,063      (13.9)
                                             -----       -----                  -----                   -----      -----
Operating result                               206         201        2.5         183        12.6         528        625      (15.5)
Provisioning for loan losses                   141         345      (59.1)         90        56.7         597        222
Value adjustments to financial fixed assets      2           1                      8       (75.0)          2         27      (92.6)
                                             -----       -----                  -----                   -----      -----
Operating profit before taxes                   63        (145)                    85       (25.9)        (71)       376
Taxes                                          105         (22)                   113        (7.1)         73        212      (65.6)
                                             -----       -----                  -----                   -----      -----
Operating profit after taxes                   (42)       (123)     (65.9)        (28)       50.0        (144)       164
Extraordinary result, net                                                                                (205)
                                             -----       -----                  -----                   -----      -----
Profit after taxes                             (42)       (123)     (65.9)        (28)       50.0        (349)       164
Minority interests                               2           2                      1                       8         11      (27.3)
                                             -----       -----                  -----                   -----      -----
Net profit                                     (44)       (125)     (64.8)        (29)       51.7        (357)       153
                                             =====       =====                  =====                   =====      =====

Net profit excl. extraordinary result          (44)       (125)                   (29)                   (152)       153

Efficiency ratio                              84.0%       85.2%                  88.1%                   86.9%      86.7%

                                           30 Sep 02   30 Jun 02   % change   30 Sep 01    % change  30 Sep 02  31 Dec 01   % change
                                           -----------------------------------------------------------------------------------------
Staff (fte)                                 20,556      20,957       (1.9)     23,617       (13.0)     20,556     22,423       (8.3)
(in billions of euros)
Total assets                                 269.8       290.8       (7.2)      312.1       (13.6)      269.8      294.7       (8.4)
Risk-weighted assets                          82.1        83.8       (2.0)       96.1       (14.6)       82.1       95.2      (13.8)

The performance of the Wholesale Clients SBU in the third quarter was better compared to the preceding quarter. The operating result has improved by 2.5% quarter on quarter and 12.6% compared to the third quarter of last year. The underlying picture, however, was mixed. Revenues fell during the quarter in line with difficult market conditions in several product areas; more encouragingly, expenses have fallen ahead of the guidance given earlier in the year.

Revenues in the third quarter declined by 5.0% to EUR 1,287 mln, mainly due to lower revenues in GFM (Global Financial Markets). As far as the individual income lines are concerned, net interest revenue was up by 6.1% to EUR 557 mln in the third quarter. This increase was due to the strong performance of money market and repo activities. Net commissions for the third quarter stood at EUR 455 mln, a fall of 3.2% compared to the previous quarter. The fall was driven by lower revenues in the Equities-related businesses. Results from financial transactions declined by 24.3%, mainly due to lower trading revenues in GFM and higher Private Equity write-downs.

Operating expenses decreased by 6.3% to EUR 1,081 mln in the third quarter. The decline in expenses was largely due to lower staff costs (fewer staff and lower bonus accrual). During the third quarter, the number of staff decreased by 401 FTEs to 20,556 FTEs. Since the beginning of this year, the number of staff has been reduced by almost 1,900 FTEs.

The operating result increased by 2.5% in the third quarter, as expenses fell at a higher pace than revenues. The efficiency ratio has further improved by 1.2% to 84.0% in the third quarter. Although the development of the efficiency ratio shows a very positive and desirable trend (from 91.3% in the first quarter to 84.0% in the third quarter), the level is still high relative to our peers. We are confident that the measures taken as part of the restructuring programme and during the course of the year will continue to exert a downward positive pressure on the efficiency ratio.

In the absence of corporate failures due to fraud, the level of provisioning declined sharply to a more normalised level of EUR 141 mln in the third quarter. The overall quality of the portfolio remains satisfactory.

Taxes were up significantly due to the non-deductible losses incurred in several countries, especially in the United Kingdom. The strong increase in taxes had a negative impact on net profit. WCS made a net loss of EUR 42 mln in the third quarter versus a loss of EUR 125 mln in the second quarter.

Client Business Units

The focus of the Bank's client coverage effort on its selected Priority and Key client base has made further progress, increasing the proportion of revenues generated by these clients. The main contributor to this improvement is an increase in the average size of individual deals.

Financial Institutions & Public Sector (FIPS) remains the strongest Client BU. This sector has also significantly contributed to the growth in deal size. Across the Corporate Client BUs, Integrated Energy and Consumer have also performed strongly during this quarter.

The integrated delivery of corporate and investment banking products and services has continued to improve from the second quarter with an increase in the average number of products provided to our clients with the greatest level of cross sell occurring in our FIPS client base. This has been achieved while continuing to meet our revised RWA reduction targets.

As well as the overall progress on the level of client revenues, there have also been a number of benchmark transactions that have been completed in the quarter, which continues to demonstrate the client model delivering added value business. These include acting as the Lead Arranger for Aegon's equity offering which is the biggest equity offering in Europe and the second largest offering globally this year. In Asia, the Bank's integrated approach across Corporate Finance, Global Financial Markets and Loan Products has enabled Vector Limited, to become the successful bidder for United Networks Limited (the largest corporate deal in New Zealand this year).

Product Business Units

The BU Global Financial Markets (GFM) has generated lower revenues relative to the second quarter (but higher than in the first quarter). The underlying performance, however, was mixed. GFM's annuity component of the income stream was helped by the strong performance of money market and repo activities. The client driven derivative and FX businesses have continued to perform strongly in the third quarter. Trading activities were affected by difficult market conditions; origination related activities were affected by the continuing nervousness in credit markets and the seasonal slow-down in the market. ABN AMRO has maintained its relative position in the all currency league table and enhanced its standing in the Euro-issues markets (No. 3 compared to No. 10, 3Q 2002 versus 3Q 2001; Bondware).

In the BU Loan Products, revenues have remained relatively stable in the third quarter. The bottom line, however, has benefited from a lower provisioning. As far as revenues are concerned, net interest revenue in Loan Products declined in the third quarter, partly due to a lower level of RWA. The RWA declined by EUR 1.9 bn in the third quarter and declined by EUR 10 bn in the first nine months of this year. It is noteworthy that the yields on new deals have clearly increased this year.

The third quarter saw overall GTS revenue trend slightly lower than the second quarter performance. The underlying performance was mixed. Revenues in Global Trade & Advisory and AACES continued to perform strongly in the third quarter. AACES benefited from record trading volumes in July, due to the increased volatility in the equity markets. However, domestic custody was impacted by lower equity values and cash management was negatively impacted by lower interest rates.

In the Equity-related businesses, revenues declined in the third quarter. This was largely due to the difficult market conditions. The derivatives business, however, was able to benefit from the increased market volatility. Revenues of Corporate Finance were again stable in the third quarter. Revenues held up well due to income from certain major Equity Capital Market transactions. Expenses in Equities and Corporate Finance came down further in the third quarter.

Revenues in the BU Private Equity declined further in the third quarter compared to the second quarter. This can be explained by a higher amount of write-downs in the third quarter (EUR 92 mln) versus the second quarter (EUR 65 mln). Excluding the write-downs, revenues have increased due to higher dividends and two large exit gains. In general, market conditions continue to be weak and exit opportunities are limited. Investments have been limited this year due to lower market volumes and unattractive pricing. However, valuations have come down in recent months to a level where it is becoming more attractive to invest. As such, we have selectively made certain investments in companies with sound fundamentals in the later stage.

THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU

(in millions of euros)                                             quarterly                                    nine months
                                            ----------------------------------------------------------------------------------------
                                             Q3 2002     Q2 2002   % change     Q3 2001    % change      2002       2001    % change
                                            ----------------------------------------------------------------------------------------
Net interest revenue                             85          97      (12.4)         70       21.4         281        230       22.2
Net commissions                                 218         240       (9.2)        242       (9.9)        721        739       (2.4)
Results from financial transactions              12          14      (14.3)          7       71.4          32         27       18.5
Other revenue                                    20           5                     11       81.8          41         53      (22.6)
                                              -----       -----                  -----                  -----      -----
Total revenue                                   335         356       (5.9)        330        1.5       1,075      1,049        2.5
Operating expenses                              255         289      (11.8)        279       (8.6)        814        831       (2.0)
                                              -----       -----                  -----                  -----      -----
Operating result                                 80          67       19.4          51       56.9         261        218       19.7
Provisioning for loan losses                      1                                  1                      2          3      (33.3)
Value adjustments to financial fixed assets      (1)          2                      3                                 3
                                              -----       -----                  -----                  -----      -----
Operating profit before taxes                    80          65       23.1          47       70.2         259        212       22.2
Taxes                                            14          24      (41.7)         11       27.3          80         67       19.4
                                              -----       -----                  -----                  -----      -----
Profit after taxes                               66          41       61.0          36       83.3         179        145       23.4
Minority interests                                3                                  2       50.0           4          5      (20.0)
                                              -----       -----                  -----                  -----      -----
Net profit                                       63          41       53.7          34       85.3         175        140       25.0
                                              =====       =====                  =====                  =====      =====

Efficiency ratio                               76.1%       81.2%                  84.5%                  75.7%      79.2%

                                           30 Sep 02   30 Jun 02   % change   30 Sep 01    % change  30 Sep 02  31 Dec 01   % change
                                           -----------------------------------------------------------------------------------------
Staff (fte)                                   5,971       5,961        0.2       5,858        1.9       5,971      5,879        1.6
(in billions of euros)
Total assets                                   16.6        16.9       (1.8)       16.1        3.1        16.6       16.7       (0.6)
Risk-weighted assets                            6.3         6.2        1.6         6.1        3.3         6.3        6.5       (3.1)

Private Clients (please refer to Appendix 5)

Revenues in the Private Clients BU increased by 0.5% in the third quarter, despite the continuing weak market conditions. An overweight cash allocation and increased client activity have helped to stabilise the revenues.

Operating expenses decreased by 11.8% to EUR 157 mln, thereby returning to the operating expense level of the first quarter. The decrease in the third quarter can be explained by the non-recurring items in the second quarter, a.o. a retroactive reallocation of Corporate Centre costs and restructuring costs.

The relatively stable revenues in combination with the sharp fall in expenses resulted in an increase of 53.7% in the operating result to EUR 63 mln. The efficiency ratio improved by almost 10 percentage points, from 81.3% in the second quarter to 71.4% in the third quarter.

In the third quarter, Funds under Administration declined by 7.0% to EUR 93 bn, reflecting the decline in asset values. Lower asset values outweigh the positive net inflow of new funds of EUR 1.3 bn in the third quarter. The latter is a satisfactory development in view of the market considerations.

On 19 September, ABN AMRO announced the acquisition of Delbruck & Co, one of the leading German private banks. Delbruck and its name will be the private banking platform of ABN AMRO in Germany. It should be noted that the agreement excludes the property development activities; as such, ABN AMRO will have full recourse on risks and costs related to Delbrucks loan book portfolio. We expect the deal to be closed in the fourth quarter of this year and therefore the third quarter numbers are excluding the performance of Delbruck & Co.

Asset Management (please refer to Appendix 5)

The performance of Asset Management was clearly affected by the difficult market conditions. Consequently, total revenues in the third quarter decreased by 16.1% to EUR 115 mln. This was mainly driven by a decrease of 12.3% in net commissions in the same period. Interest on the amortisation of the deferred tax asset was reclassified. Reclassification led to the interest being transferred from the interest line to the tax line. As such this resulted in a negative interest income for the quarter.

On the cost side, operating expenses decreased sharply by 11.7%. This is due to lower staff cost and management's continuous efforts to contain costs.

The operating result decreased by 34.6% in the third quarter, as revenues fell at a higher pace than expenses. The efficiency ratio increased to 85.2% in the third quarter, from 81.0% in the second quarter. As markets are expected to remain weak for the foreseeable future, cost control will remain high on the agenda to ensure that expenses develop in line with expected revenues.

Taxes for the quarter were lower. Consequently, net profit after tax increased by 35.7% to EUR 19 mln.

Assets under Management (AuM) as at 30 September 2002 stood at EUR 154 bn, a decrease of 7% compared to the level of AuM at the end of the preceding quarter. The assets were invested for 47% in equities, 40% in fixed income and 13% in cash and other. The composition of the mandates was hardly changed. At the end of September, the composition was 54% Institutional Clients, 10% Private Clients and 36% Funds.

The ongoing economic uncertainties and unstable financial markets will continue to be a challenge in the remainder of the year.

CORPORATE CENTRE

(in millions of euros)                                              Quarterly                            nine months
                                              --------------------------------------------------   --------------------
                                               Q3 2002     Q2 2002            Q3 2001                 2002         2001
                                              -------      -------            -------              -------      -------
Net interest revenue                               78           89                103                  251          209
Net commissions                                                                    (9)                  (1)         (10)
Results from financial transactions                40           23                (21)                  55          (65)
Other revenue                                       8            9                  7                   22           18
                                              -------      -------            -------              -------      -------
Total revenue                                     126          121                 80                  327          152
Operating expenses                                 (6)          (6)               (47)                 (22)        (145)
                                              -------      -------            -------              -------      -------
Operating result                                  132          127                127                  349          297
Provisioning for loan losses                        7                              11                   26           (8)
Value adjustments to financial fixed assets        18           31                 37                   36           24
                                              -------      -------            -------              -------      -------
Operating profit before taxes                     107           96                 79                  287          281
Taxes                                              25           25                 57                   84          103
                                              -------      -------            -------              -------      -------
Operating profit after taxes                       82           71                 22                  203          178
Extraordinary result, net                                                                                           962
                                              -------      -------            -------              -------      -------
Profit after taxes                                 82           71                 22                  203        1,140
Minority interests                                 41           44                 33                  132          100
                                              -------      -------            -------              -------      -------
Net profit                                         41           27                (11)                  71        1,040
                                              =======      =======            =======              =======      =======

Net profit excl. extraordinary result              41           27                (11)                  71           78

                                              30 Sep 02    30 Jun 02  % change 30 Sep 01 % change  30 Sep 02   31 Dec 01  % change
                                              ------------------------------------------------------------------------------------
Staff (fte)                                       563          552       2.0      574      (1.9)       563          586      (3.9)
(in billions of euros)
Total assets                                     61.4         51.8      18.5     36.7      67.3       61.4         42.9      43.1
Risk-weighted assets                              2.6          2.0      30.0      3.4     (23.5)       2.6          3.5     (25.7)

Although the performance of the Corporate Centre has been relatively stable in the first nine months of this year compared to the same period last year, the mixture of revenues and expenses have totally changed. Revenues have been positively impacted by the ALCO (Asset & Liability Committee) result and USD hedge. As stated in previous press releases ABN AMRO calculates its costs related to pensions and post-retirement benefits in accordance with the relevant statements under US GAAP as of 1 January 2002. Would this have been done of 1 January 2001, gross and net pension costs in the first nine months of 2001 would have been EUR 171 mln and EUR 111 mln higher. The Dutch pension costs in the first nine months of this year were EUR 189 mln, of which EUR 63 in the third quarter.

In the third quarter, revenues increased by 4.1%. The increase was mainly driven by an increase of EUR 17 mln in results from financial transactions. This increase reflects the positive result from the USD hedge due to the substantial appreciation of the euro against the USD earlier this year.

Expenses remained stable in the third quarter.

Adjustments to financial fixed assets reflect the negative adjustments that had to be made to the value of our corporate investment portfolio on the back of the ongoing deterioration in equity market conditions.

                                                                     Appendix 1

Consolidated profit & loss account 2002
(in millions of euros)

                                                                      2002                             nine months
                                                         ------------------------------      ------------------------------
                                                          Q3          Q2       % change      2002        2001      % change
Net interest revenue                                     2,421       2,499        (3.1)      7,581       7,461         1.6

Revenue from securities and participating interests         58         102       (43.1)        264         350       (24.6)

Payment services                                           322         371       (13.2)      1,039       1,036         0.3
Insurance                                                   42          46        (8.7)        147         167       (12.0)
Securities                                                 347         334         3.9       1,020       1,286       (20.7)
Asset management and trust funds                           190         219       (13.2)        650         673        (3.4)
Guarantees                                                  45          39        15.4         122         115         6.1
Leasing                                                     46          47        (2.1)        140         134         4.5
Other                                                      107         164       (34.8)        407         497       (18.1)
                                                         -----       -----                   -----      ------
Net commissions                                          1,099       1,220        (9.9)      3,525       3,908        (9.8)

Securities                                                  70         126       (44.4)        352         698       (49.6)
Foreign exchange dealing                                   138         201       (31.3)        418         333        25.5
Derivatives                                                131         109        20.2         366         358         2.2
Trading LDC-portfolio                                       (4)         (1)                                 23
Other                                                       12         (51)                    (84)       (166)      (49.4)
                                                         -----       -----                   -----      ------
Results from financial transactions                        347         384        (9.6)      1,052       1,246       (15.6)

Other revenue                                              398         519       (23.3)      1,369       1,143        19.8
                                                         -----       -----                   -----      ------
Total revenue                                            4,323       4,724        (8.5)     13,791      14,108        (2.2)

Staff costs                                              1,688       1,876       (10.0)      5,538       5,838        (5.1)
Other administrative expenses                            1,071       1,191       (10.1)      3,429       3,772        (9.1)
Depreciation                                               245         263        (6.8)        763         714         6.9
                                                         -----       -----                   -----      ------
Operating expenses                                       3,004       3,330        (9.8)      9,730      10,324        (5.8)
Operating result                                         1,319       1,394        (5.4)      4,061       3,784         7.3
Provisioning for loan losses / FAR                         338         583       (42.0)      1,311         828        58.3
Value adjustments to financial fixed assets                 23          38       (39.5)         46          58       (20.7)
                                                         -----       -----                   -----      ------
Operating profit before taxes                              958         773        23.9       2,704       2,898        (6.7)
Taxes                                                      314         187        67.9         813         872        (6.8)
                                                         -----       -----                   -----      ------
Operating profit after taxes                               644         586         9.9       1,891       2,026        (6.7)
Extraordinary revenues                                                                                     962
Extraordinary expenses                                                                         325
Taxes extraordinary expenses                                                                  (120)
                                                         -----       -----                   -----      ------
Extraordinary result after taxes                                                              (205)        962
                                                         -----       -----                   -----      ------
Group profit after taxes                                   644         586         9.9       1,686       2,988       (43.6)
Minority interests                                          53          52         1.9         164         196       (16.3)
                                                         -----       -----                   -----      ------
Net profit                                                 591         534        10.7       1,522       2,792       (45.5)
Net profit, excl. extraordinary result                     591         534        10.7       1,727       1,830        (5.6)
Preference share dividend                                   12          12                      35          35
                                                         -----       -----                   -----      ------
Net profit, available to ordinary shareholders             579         522        10.9       1,487       2,757       (46.1)
                                                         =====       =====                   =====      ======

Earnings per ordinary share of EUR 0.56 (in euros)*       0.37        0.34         8.8        1.09        1.19        (8.4)

Average exchange EUR/USD-rate                             0.98        0.94         4.3        0.93        0.89         4.5

* Excluding extraordinary result and based on the average number of ordinary shares outstanding.

                                                                     Appendix 2

Consolidated balance sheet as at 30 September 2002 after profit appropriation (in millions of euros)

                                                                   30 Sep       31 Dec      % change
                                                                     2002         2001
Assets
Cash                                                               15,135       17,932        (15.6)
Short-dated government paper                                        7,529       12,296        (38.8)
Banks                                                              61,197       49,619         23.3

Loans to public sector                                              7,039       14,100        (50.1)
Loans to private sector                                           258,721      260,175         (0.6)
Professional securities transactions                               67,418       71,055         (5.1)
                                                                  -------      -------
Loans                                                             333,178      345,330         (3.5)
Interest-earning securities                                       141,558      123,365         14.7
Shares                                                             17,903       16,794          6.6
Participating interests                                             2,378        2,420         (1.7)
Property and equipment                                              6,919        7,331         (5.6)
Other assets                                                       10,316       11,088         (7.0)
Prepayments and accrued income                                      8,499       11,188        (24.0)
                                                                  -------      -------
                                                                  604,612      597,363          1.2
                                                                  =======      =======
Liabilities
Banks                                                             121,560      107,843         12.7

Saving accounts                                                    77,004       84,345         (8.7)
Deposits and other customer accounts                              175,081      173,441          0.9
Professional securities transactions                               61,390       54,578         12.5
                                                                  -------      -------
Total client accounts                                             313,475      312,364          0.4
Debt securities                                                    73,117       72,495          0.9
Other liabilities                                                  42,158       45,633         (7.6)
Accruals and deferred income                                        9,866       12,349        (20.1)
Provisions                                                         13,567       12,672          7.1
                                                                  -------      -------
                                                                  573,743      563,356          1.8
Fund for general banking risks                                      1,296        1,381         (6.2)
Subordinated liabilities                                           14,568       16,283        (10.5)

Shareholders' equity                                               10,862       11,787         (7.8)
Minority interests                                                  4,143        4,556         (9.1)
                                                                  -------      -------
Group equity                                                       15,005       16,343         (8.2)

                                                                  -------      -------
Group capital                                                      30,869       34,007         (9.2)
                                                                  -------      -------
                                                                  604,612      597,363          1.2
                                                                  =======      =======

Contingent liabilities                                             45,169       47,784         (5.5)
Committed facilities                                              157,623      145,570          8.3

Exchange EUR/USD-rate                                                0.99         0.88         12.5

                                                                     Appendix 3

Analysis of private sector loans by SBU
(in billions of euros)

                                                              30 Sep        30 Jun      % change         31 Dec      % change
                                                                2002          2002                         2001
Consumer & Commercial Clients                                  177.8         172.4           3.1          180.9          (1.7)
Wholesale Clients                                               57.7          56.2           2.7           60.7          (4.9)
Private Clients & Asset Management                               6.4           6.5          (1.5)           6.5          (1.5)
Corporate Centre                                                 7.6           3.1         145.2            2.7         181.5
ABN AMRO Lease Holding                                           9.2           9.2                          9.3          (1.1)
                                                             -------       -------                      -------
Group                                                          258.7         247.4           4.6          260.1          (0.5)
                                                             =======       =======                      =======

Staff
(fte)

                                                              30 Sep        30 Jun        change         31 Dec        change
                                                                2002          2002                         2001
Consumer & Commercial Clients                                 71,979        72,593          (614)        73,736        (1,757)
Wholesale Clients                                             20,556        20,957          (401)        22,423        (1,867)
Private Clients & Asset Management                             5,971         5,961            10          5,879            92
Corporate Centre                                                 563           552            11            586           (23)
ABN AMRO Lease Holding                                         7,482         7,435            47          7,306           176
                                                             -------       -------       -------        -------       -------
Group                                                        106,551       107,498          (947)       109,930        (3,379)
                                                             =======       =======       =======        =======       =======


Share data

                                                              30 Sep        30 Jun      % change         31 Dec      % change
                                                                2002          2002                         2001
Number of ordinary shares outstanding (in millions)          1,585.4       1,560.0           1.6        1,535.5           3.2
Net asset value per ordinary share (in euros)                   6.33          6.53          (3.1)          7.13         (11.2)
Number of preference shares (in millions)                      362.5         362.5                        362.5
Number of convertible preference shares (in millions)            0.6           0.6                          0.7


Changes in shareholders' equity
(in millions of euros)

                                                                2002          2001
                                                             -------       -------
Shareholders' equity as at the beginning of January           11,787        12,523
Retained earnings and stock dividends                          1,049         1,409
Exercised options and conversion                                  66             7
Goodwill                                                         (13)       (3,170)
Sale EAB                                                                     1,033
Impact change in accounting policy pension costs                (430)
Revaluations and other movements                                 (54)          (10)
Change in treasury stock                                          31          (123)
Currency translation differences                              (1,574)         (604)
                                                             -------       -------
Shareholders' equity as at the end of September               10,862        11,065
                                                             =======       =======

                                                                    Appendix 4a

Profit & Loss accounts BUs of Consumer & Commercial Clients
(in millions of euros)

                                                                                   Netherlands
                                                --------------------------------------------------------------------------------
                                                                quarterly                                 nine months
                                                                ---------                                 -----------
                                                Q3 2002     Q2 2002    % change      Q3 2001        2002        2001    % change
                                                -------     -------    --------      -------     -------     -------    --------
Net interest revenue                                561         590        (4.9)         554       1,702       1,570         8.4
Net commissions                                     155         171        (9.4)         175         491         534        (8.1)
Results from financial transactions                   2           8       (75.0)           6          18          27       (33.3)
Other revenue                                        22          40       (45.0)          27          83          82         1.2
                                                -------     -------                  -------     -------     -------
Total revenue                                       740         809        (8.5)         762       2,294       2,213         3.7
Operating expenses                                  627         686        (8.6)         640       1,920       1,940        (1.0)
                                                -------     -------                  -------     -------     -------
Operating result                                    113         123        (8.1)         122         374         273        37.0
Provisioning for loan losses                         23          32       (28.1)          34         109          86        26.7
Value adjustments to financial fixed assets           4           4                        3           8           3
                                                -------     -------                  -------     -------     -------
Operating profit before taxes                        86          87        (1.1)          85         257         184        39.7
Taxes                                                27          27                       27          83          57        45.6
                                                -------     -------                  -------     -------     -------
Profit after taxes                                   59          60        (1.7)          58         174         127        37.0
Minority interests                                                1                        1           1           1
                                                -------     -------                  -------     -------     -------
Net profit                                           59          59                       57         173         126        37.3
                                                =======     =======                  =======     =======     =======

                                              30 Sep 02   30 Jun 02    % change                30 Sep 02   30 Sep 01    % change

Staff (fte)                                      24,184      25,487        (5.1)                  24,184      27,786       (13.0)
(in billions of euros)
Risk-weighted assets                               54.9        55.9        (1.8)                    54.9        61.2       (10.3)

                                                                                 North America
                                                --------------------------------------------------------------------------------
                                                                quarterly                                 nine months
                                                                ---------                                 -----------
                                                Q3 2002     Q2 2002    % change      Q3 2001        2002        2001    % change
                                                -------     -------    --------      -------     -------     -------    --------
Net interest revenue                                645         649        (0.6)         625       1,998       1,977         1.1
Net commissions                                     166         188       (11.7)         216         559         619        (9.7)
Results from financial transactions                  38          33        15.2           50         114          87        31.0
Other revenue                                       195         293       (33.4)         180         715         525        36.2
                                                -------     -------                  -------     -------     -------
Total revenue                                     1,044       1,163       (10.2)       1,071       3,386       3,208         5.5
Operating expenses                                  517         570        (9.3)         590       1,713       1,746        (1.9)
                                                -------     -------                  -------     -------     -------
Operating result                                    527         593       (11.1)         481       1,673       1,462        14.4
Provisioning for loan losses                         87         130       (33.1)         115         338         327         3.4
                                                -------     -------                  -------     -------     -------
Operating profit before taxes                       440         463        (5.0)         366       1,335       1,135        17.6
Taxes                                               152         174       (12.6)         116         474         359        32.0
                                                -------     -------                  -------     -------     -------
Profit after taxes                                  288         289        (0.3)         250         861         776        11.0
Minority interests                                                                        17                      66
                                                -------     -------                  -------     -------     -------
Net profit                                          288         289        (0.3)         233         861         710        21.3
                                                =======     =======                  =======     =======     =======

                                              30 Sep 02   30 Jun 02    % change                30 Sep 02   30 Sep 01    % change

Staff (fte)                                      17,954      18,126        (0.9)                  17,954      18,268        (1.7)
(in billions of euros)
Risk-weighted assets                               68.4        64.5         6.0                     68.4        69.3        (1.3)

                                                                    Appendix 4b

Profit & Loss accounts BUs of Consumer & Commercial Clients
(in millions of euros)

                                                                                   Brazil
                                            -------------------------------------------------------------------------------------
                                                              quarterly                                   nine months
                                                              ---------                                   -----------
                                            Q3 2002      Q2 2002     % change      Q3 2001         2002         2001     % change
                                            -------      -------     --------      -------      -------      -------     --------
Net interest revenue                            301          347        (13.3)         386        1,077        1,156         (6.8)
Net commissions                                  29           75        (61.3)          46          140          170        (17.6)
Results from financial transactions              23           (2)                       (3)          54
Other revenue                                    33           48        (31.3)          30          119          101         17.8
                                            -------      -------                   -------      -------      -------
Total revenue                                   386          468        (17.5)         459        1,390        1,427         (2.6)
Operating expenses                              256          331        (22.7)         299          942          932          1.1
                                            -------      -------                   -------      -------      -------
Operating result                                130          137         (5.1)         160          448          495         (9.5)
Provisioning for loan losses                     47           57        (17.5)          40          163          144         13.2
                                            -------      -------                   -------      -------      -------
Operating profit before taxes                    83           80          3.8          120          285          351        (18.8)
Taxes                                           (42)         (67)       (37.3)          (7)         (75)           5
                                            -------      -------                   -------      -------      -------
Profit after taxes                              125          147        (15.0)         127          360          346          4.0
Minority interests                                4            4                         4           11           12         (8.3)
                                            -------      -------                   -------      -------      -------
Net profit                                      121          143        (15.4)         123          349          334          4.5
                                            =======      =======                   =======      =======      =======

                                          30 Sep 02    30 Jun 02     % change                 30 Sep 02    30 Sep 01     % change

Staff (fte)                                  21,961       21,675          1.3                    21,961       20,397          7.7
(in billions of euros)
Risk-weighted assets                            5.9          7.3        (19.2)                      5.9          6.8        (13.2)


                                                                              Rest of the World
                                            -------------------------------------------------------------------------------------
                                                              quarterly                                   nine months
                                                              ---------                                   -----------
                                            Q3 2002      Q2 2002     % change      Q3 2001         2002         2001     % change
                                            -------      -------     --------      -------      -------      -------     --------
Net interest revenue                            129          138         (6.5)         112          398          413         (3.6)
Net commissions                                  30           30                        26           89           82          8.5
Results from financial transactions               2            4        (50.0)           9           11           31        (64.5)
Other revenue                                    47           85        (44.7)          95          214          287        (25.4)
                                            -------      -------                   -------      -------      -------
Total revenue                                   208          257        (19.1)         242          712          813        (12.4)
Operating expenses                              141          171        (17.5)         210          467          583        (19.9)
                                            -------      -------                   -------      -------      -------
Operating result                                 67           86        (22.1)          32          245          230          6.5
Provisioning for loan losses                     28           13        115.4           11           62           39         59.0
Value adj. to financial fixed assets                                                     1                         1
                                            -------      -------                   -------      -------      -------
Operating profit before taxes                    39           73        (46.6)          20          183          190         (3.7)
Taxes                                            18           12         50.0           (1)          49           20        145.0
                                            -------      -------                   -------      -------      -------
Profit after taxes                               21           61        (65.6)          21          134          170        (21.2)
Minority interests                                3            1                        (5)           8            1
                                            -------      -------                   -------      -------      -------
Net profit                                       18           60        (70.0)          26          126          169        (25.4)
                                            =======      =======                   =======      =======      =======

                                          30 Sep 02    30 Jun 02     % change                 30 Sep 02    30 Sep 01     % change

Staff (fte)                                   7,880        7,305          7.9                     7,880        8,170         (3.5)
(in billions of euros)
Risk-weighted assets                           21.8         20.8          4.8                      21.8         21.5          1.4

                                                                     Appendix 5

Profit & Loss accounts BUs of Private Clients & Asset Management
(in millions of euros)


                                                                               Private Clients
                                            -------------------------------------------------------------------------------------
                                                              quarterly                                   nine months
                                                              ---------                                   -----------
                                            Q3 2002      Q2 2002     % change      Q3 2001         2002         2001     % change
                                            -------      -------     --------      -------      -------      -------     --------
Net interest revenue                             89           91         (2.2)          67          275          214         28.5
Net commissions                                 104          110         (5.5)         111          333          340         (2.1)
Results from financial transactions              10           11         (9.1)          11           33           30         10.0
Other revenue                                    17            7                         6           38           40         (5.0)
                                            -------      -------                   -------      -------      -------
Total revenue                                   220          219          0.5          195          679          624          8.8
Operating expenses                              157          178        (11.8)         165          496          486          2.1
                                            -------      -------                   -------      -------      -------
Operating result                                 63           41         53.7           30          183          138         32.6
Provisioning for loan losses                      1                                                   2            2
Value adj. to financial fixed assets                                                     2                         1
                                            -------      -------                   -------      -------      -------
Operating profit before taxes                    62           41         51.2           28          181          135         34.1
Taxes                                            16           14         14.3            3           55           40         37.5
                                            -------      -------                   -------      -------      -------
Profit after taxes                               46           27         70.4           25          126           95         32.6
Minority interests                                2                                      2            3            5        (40.0)
                                            -------      -------                   -------      -------      -------
Net profit                                       44           27         63.0           23          123           90         36.7
                                            =======      =======                   =======      =======      =======

                                          30 Sep 02    30 Jun 02     % change                 30 Sep 02    30 Sep 01     % change

Staff (fte)                                   3,681        3,666          0.4                     3,681        3,567          3.2
(in billions of euros)
Risk-weighted assets                            5.7          5.6          1.8                       5.7          5.7

                                                                              Asset Management
                                            -------------------------------------------------------------------------------------
                                                              quarterly                                   nine months
                                                              ---------                                   -----------
                                            Q3 2002      Q2 2002     % change      Q3 2001         2002         2001     % change
                                            -------      -------     --------      -------      -------      -------     --------
Net interest revenue                             (4)           6                         3            6           16        (62.5)
Net commissions                                 114          130        (12.3)         131          388          399         (2.8)
Results from financial transactions               2            3        (33.3)          (4)          (1)          (3)       (66.7)
Other revenue                                     3           (2)                        5            3           13        (76.9)
                                            -------      -------                   -------      -------      -------
Total revenue                                   115          137        (16.1)         135          396          425         (6.8)
Operating expenses                               98          111        (11.7)         114          318          345         (7.8)
                                            -------      -------                   -------      -------      -------
Operating result                                 17           26        (34.6)          21           78           80         (2.5)
Provisioning for loan losses                                                             1                         1
Value adj. to financial fixed assets             (1)           2                         1                         2
                                            -------      -------                   -------      -------      -------
Operating profit before taxes                    18           24        (25.0)          19           78           77          1.3
Taxes                                            (2)          10                         8           25           27         (7.4)
                                            -------      -------                   -------      -------      -------
Profit after taxes                               20           14         42.9           11           53           50          6.0
Minority interests                                1                                                   1
                                            -------      -------                   -------      -------      -------
Net profit                                       19           14         35.7           11           52           50          4.0
                                            =======      =======                   =======      =======      =======

                                          30 Sep 02    30 Jun 02     % change                 30 Sep 02    30 Sep 01     % change

Staff (fte)                                   2,290        2,295         (0.2)                    2,290        2,291         (0.0)
(in billions of euros)
Risk-weighted assets                            0.6          0.6                                    0.6          0.4         50.0

                                                                     Appendix 6

Cash flow statement
(in millions of euros)

                                                             2002        2001
                                                          -------     -------

Liquid funds as at the beginning of January                13,653      16,105
Net cash flow from operations / banking activities         15,320       2,846
Net cash flow from investment activities                  (20,601)    (13,551)
Net cash flow from financing activities                     1,068       5,656
Currency translation differences                           (1,206)        215
                                                          -------     -------
Liquid funds as at the end of the September                 8,234      11,271
                                                          =======     =======

Consolidated quarterly results 2002 / 2001
(in millions of euros)

                                                                   2002                                    2001
                                                     ------------------------------    -------------------------------------------
                                                           Q3         Q2         Q1          Q4          Q3         Q2          Q1
Net interest revenue                                    2,421      2,499      2,661       2,629       2,539      2,660       2,262
Revenue from securities and participating                  58        102        104         105          81        148         121
interests
Net commissions                                         1,099      1,220      1,206       1,306       1,268      1,349       1,291
Results from financial transactions                       347        384        321         306         340        364         542
Other revenue                                             398        519        452         380         446        380         317
                                                     --------   --------   --------    --------    --------   --------    --------
Total revenue                                           4,323      4,724      4,744       4,726       4,674      4,901       4,533
Staff costs                                             1,688      1,876      1,974       1,815       1,949      2,015       1,874
Other administrative expenses                           1,071      1,191      1,167       1,389       1,282      1,352       1,138
Depreciation                                              245        263        255         243         225        248         241
                                                     --------   --------   --------    --------    --------   --------    --------
Operating expenses                                      3,004      3,330      3,396       3,447       3,456      3,615       3,253
                                                     --------   --------   --------    --------    --------   --------    --------
Operating result                                        1,319      1,394      1,348       1,279       1,218      1,286       1,280
Provisioning for loan losses / FAR                        338        583        390         598         308        253         267
Value adj. to financial fixed assets                       23         38        (15)        (34)         52         (6)         12
Operating profit before taxes                             958        773        973         715         858      1,039       1,001
Net profit excl. extraordinary results                    591        534        602         533         476        671         683
Net profit                                                591        534        397         438         476      1,633         683
Net profit for ordinary shareholders                      579        522        386         427         464      1,621         672

Average number of ordinary shares outstanding         1,567.8    1,546.3    1,536.0     1,534.9     1,522.5    1,504.2     1,498.4
(in mln)
Average number of ordinary shares outstanding         1,550.3    1,541.2    1,536.0     1,515.2     1,508.5    1,501.3     1,498.4
(in mln)*
Earnings per share**                                     0.37       0.34       0.38        0.34        0.30       0.44        0.45
Earnings per share diluted**                             0.37       0.34       0.38        0.34        0.30       0.44        0.44
Average equity                                         10,113     10,484     10,865      10,589      10,461     11,028      11,516
Average equity year to date                            10,494     10,573     10,865      11,317      10,950     11,189      11,516
Return on average equity**                               22.9%      19.9%      21.8%       19.7%       17.8%      23.9%       23.3%
Return on average equity year to date**                  21.5%      21.1%      21.8%       20.5%       21.9%      23.8%       23.3%
Efficiency ratio                                         69.5%      70.5%      71.6%       72.9%       73.9%      73.8%       71.8%
Efficiency ratio year to date                            70.6%      71.0%      71.6%       73.1%       73.2%      72.8%       71.8%

                                                                   2002                                    2001
                                                     ------------------------------    -------------------------------------------
                                                       30 Sep     30 Jun     31 Mar      31 Dec      30 Sep     30 Jun      31 Mar
BIS tier 1 ratio                                         7.00%      7.15%      7.13%       7.03%       6.47%      6.55%       6.82%
BIS capital ratio                                       10.87%     10.80%     10.95%      10.91%      10.10%     10.19%      10.19%
BIS capital base                                       27,404     27,058     29,629      29,814      27,696     29,156      28,362
Risk-weighted assets                                  252,143    250,541    270,700     273,387     274,183    286,110     278,414

* Year to date.
** Excluding extraordinary result and based on the average number of ordinary shares outstanding.

                                                                    Appendix 7a

Breakdown Profit & Loss account third quarter 2002
(in millions of euros)

                                                                C&CC         WCS        PC&AM           CC         AALH       Group
Net interest revenue                                           1,636         557           85           78           65       2,421
Net commissions                                                  380         455          218                        46       1,099
Results from financial transactions                               65         230           12           40                      347
Other revenue                                                    297          45           20            8           86         456
                                                            --------    --------     --------     --------     --------    --------
Total revenue                                                  2,378       1,287          335          126          197       4,323
Operating expenses                                             1,541       1,081          255           (6)         133       3,004
                                                            --------    --------     --------     --------     --------    --------
Operating result                                                 837         206           80          132           64       1,319
Provisioning for loan losses                                     185         141            1            7            4         338
Value adjustments to financial fixed assets                        4           2           (1)          18                       23
                                                            --------    --------     --------     --------     --------    --------
Operating profit before taxes                                    648          63           80          107           60         958
Taxes                                                            155         105           14           25           15         314
                                                            --------    --------     --------     --------     --------    --------
Group profit after taxes                                         493         (42)          66           82           45         644
Minority interests                                                 7           2            3           41                       53
                                                            --------    --------     --------     --------     --------    --------
Net profit                                                       486         (44)          63           41           45         591
                                                            ========    ========     ========     ========     ========    ========

Staff (fte)                                                   71,979      20,556        5,971          563        7,482     106,551
(in billions of euros)
Total assets                                                   246.2       269.8         16.6         61.4         10.6       604.6
Risk-weighted assets                                           151.0        82.1          6.3          2.6         10.1       252.1


Breakdown Profit & Loss account second quarter 2002
(in millions of euros)

                                                                C&CC         WCS        PC&AM           CC         AALH       Group
Net interest revenue                                           1,724         525           97           89           64       2,499
Net commissions                                                  464         470          240                        46       1,220
Results from financial transactions                               43         304           14           23                      384
Other revenue                                                    466          56            5            9           85         621
                                                            --------    --------     --------     --------     --------    --------
Total revenue                                                  2,697       1,355          356          121          195       4,724
Operating expenses                                             1,758       1,154          289           (6)         135       3,330
                                                            --------    --------     --------     --------     --------    --------
Operating result                                                 939         201           67          127           60       1,394
Provisioning for loan losses                                     232         345                                      6         583
Value adjustments to financial fixed assets                        4           1            2           31                       38
                                                            --------    --------     --------     --------     --------    --------
Operating profit before taxes                                    703        (145)          65           96           54         773
Taxes                                                            146         (22)          24           25           14         187
                                                            --------    --------     --------     --------     --------    --------
Group profit after taxes                                         557        (123)          41           71           40         586
Minority interests                                                 6           2                        44                       52
                                                            --------    --------     --------     --------     --------    --------
Net profit                                                       551        (125)          41           27           40         534
                                                            ========    ========     ========     ========     ========    ========

Staff (fte)                                                   72,593      20,957        5,961          552        7,435     107,498
(in billions of euros)
Total assets                                                   237.5       290.8         16.9         51.8         10.5       607.5
Risk-weighted assets                                           148.5        83.8          6.2          2.0         10.0       250.5

                                                                    Appendix 7b

Breakdown Profit & Loss account third quarter 2001
(in millions of euros)

                                                                C&CC         WCS        PC&AM           CC         AALH       Group
Net interest revenue                                           1,677         629           70          103           60       2,539
Net commissions                                                  463         526          242           (9)          46       1,268
Results from financial transactions                               62         292            7          (21)                     340
Other revenue                                                    332          93           11            7           84         527
                                                            --------    --------     --------     --------     --------    --------
Total revenue                                                  2,534       1,540          330           80          190       4,674
Operating expenses                                             1,739       1,357          279          (47)         128       3,456
                                                            --------    --------     --------     --------     --------    --------
Operating result                                                 795         183           51          127           62       1,218
Provisioning for loan losses                                     200          90            1           11            6         308
Value adjustments to financial fixed assets                        4           8            3           37                       52
                                                            --------    --------     --------     --------     --------    --------
Operating profit before taxes                                    591          85           47           79           56         858
Taxes                                                            135         113           11           57           13         329
                                                            --------    --------     --------     --------     --------    --------
Group profit after taxes                                         456         (28)          36           22           43         529
Minority interests                                                17           1            2           33                       53
                                                            --------    --------     --------     --------     --------    --------
Net profit                                                       439         (29)          34          (11)          43         476
                                                            ========    ========     ========     ========     ========    ========

Staff (fte)                                                   74,621      23,617        5,858          574        7,320     111,990
(in billions of euros)
Total assets                                                   229.8       312.1         16.1         36.7         10.1       597.7
Risk-weighted assets                                           158.9        96.1          6.1          3.4          9.7       274.2


Breakdown Profit & Loss account first nine months 2002
(in millions of euros)

                                                                C&CC         WCS        PC&AM           CC         AALH       Group
Net interest revenue                                           5,175       1,680          281          251          194       7,581
Net commissions                                                1,279       1,387          721           (1)         139       3,525
Results from financial transactions                              197         768           32           55                    1,052
Other revenue                                                  1,131         191           41           22          248       1,633
                                                            --------    --------     --------     --------     --------    --------
Total revenue                                                  7,782       4,026        1,075          327          581      13,791
Operating expenses                                             5,042       3,498          814          (22)         398       9,730
                                                            --------    --------     --------     --------     --------    --------
Operating result                                               2,740         528          261          349          183       4,061
Provisioning for loan losses                                     672         597            2           26           14       1,311
Value adjustments to financial fixed assets                        8           2                        36                       46
                                                            --------    --------     --------     --------     --------    --------
Operating profit before taxes                                  2,060         (71)         259          287          169       2,704
Taxes                                                            531          73           80           84           45         813
                                                            --------    --------     --------     --------     --------    --------
Operating profit after taxes                                   1,529        (144)         179          203          124       1,891
Extraordinary results after taxes                                           (205)                                              (205)
                                                            --------    --------     --------     --------     --------    --------
Group profit after taxes                                       1,529        (349)         179          203          124       1,686
Minority interests                                                20           8            4          132                      164
                                                            --------    --------     --------     --------     --------    --------
Net profit                                                     1,509        (357)         175           71          124       1,522
                                                            ========    ========     ========     ========     ========    ========

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.